UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Success of the dividend distribution in shares

Paris, June 13, 2013. The option for the payment of the dividend in shares was widely chosen by Veolia Environnement’s shareholders: 64.86% of the rights were exercised in favor of a payment in shares. This rate of dividend distribution in shares will result in an increase of €227.9 million in the equity of Veolia Environnement.

This transaction will result in the issuance of 26,788,859 new shares (representing approximately 4.88% of the share capital and 5.01% of the voting rights, taking into account the issuance), to be delivered and admitted for trading on NYSE Euronext Paris starting on June 14, 2013.

The shares issued in this manner shall carry entitlement to dividends as of January 1, 2013 and shall be the object of subsequent listing requests on NYSE Euronext Paris and the NYSE. They shall carry the same rights and restrictions as common shares in circulation, as described in the Company’s Articles of Association and the 2012 Registration Document/Annual Financial Report available on the Company’s website (www.finance.veolia.com).

At the Annual General Shareholders’ Meeting held on May 14, 2013, shareholders approved a dividend of €0.70 per share payable in respect of the 2012 fiscal year, with the option of dividend payment in cash or shares. The issue price of the new shares issued as payment for the dividend was set at €8.51, corresponding to 90% of the average opening prices during the twenty trading sessions on the regulated stock market of NYSE Euronext Paris preceding the date of the General Shareholders’ Meeting less the amount of the dividend and rounded up to the next highest euro cent.

The dividend resulting from the option for the payment in cash represents a total amount of €127.5 million. It will also be paid starting on June 14, 2013.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com
(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Analysts’ and institutional investors’ contact: Ronald Wasylec – Tel +33 (0)1 71 75 12 23

US Investors contact: Terri Anne Powers – Tel +1 312-552-2890

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 14, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer